VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST (VKC)

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 2,229 shares voted in his favor and 0 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 5,627,609 shares voted in his favor and 44,001 shares withheld. With regard to the election of Hugo F. Sonnenschein as elected trustee by the common shareholders of the Trust 5,627,609 shares voted in his favor and 44,002 shares withheld With regard to The other trustees of the Fund whose terms did not expire in 1999 are Dennis J. McDonnell, David C. Arch, Rod Dammeyer, Wayne Whalen, Steven Muller and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 5,607,422 shares voted in favor of the proposal, 11,412 shares voted against and 55,005 shares abstained.